NEWS RELEASE

New York - AG	March 13, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Appoints Daniel Muniz Quintanilla to Its Board of Directors

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the appointment of Daniel Muñiz Quintanilla to the Company's Board of Directors, effective March 13, 2025.

Mr. Daniel Muñiz Quintanilla has more than 28 years of experience in international law, M&A, capital markets, and finance in the mining, logistics and infrastructure industries.  He is currently a member of the board of directors of Novagold Resources, Inc. and Brookfield Infrastructure Partners L.P.  Mr. Muñiz is also a Founding Partner of Axkan Capital Partners S.L., and serves as a director of Tharsis Mining S.L., a private company focused on copper, and as a director and special advisor to the chairman of both Sinda Ltd. and Sunshine Silver Mining & Refining Company, privately held companies in The Electrum Group's portfolio.

Mr. Muñiz was previously a director of Gatos Silver, Inc. from April 2021 until First Majestic acquired Gatos Silver in January 2025, and a director of HudBay Minerals Inc. from July 2019 to May 2024.  He is a highly accomplished mining executive whose previous experience includes a 12-year tenure with Grupo Mexico, SAB de C.V. and its subsidiaries, Americas Mining Corp. and Southern Copper Corp., where he served in a variety of leadership roles, including Managing Director (Chief Executive Officer) and Chief Financial Officer.  Mr. Muñiz holds a Master's Degree in Law from Georgetown University in Washington D.C., and a Master's Degree in Business Administration from Instituto de Empresa in Madrid, Spain. He also holds a Law Degree from the Universidad Iberoamericana in Mexico City, Mexico.

"We are delighted to welcome Daniel to First Majestic Silver," said Thomas Fudge, Chair of the Board of First Majestic.  "Daniel brings a significant depth of experience as both an executive and director of various mining and infrastructure companies in the areas of capital markets, mergers and acquisitions, finance, and corporate leadership. We believe Daniel will make a valuable contribution to the Company as we continue to advance our relationships and operations in Mexico and fulfill our vision of becoming the leading primary silver company in the world."

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.